Exhibit 99.1

PRESS RELEASE

Contact for Media and Investors:

Juliet Yang

NetEase, Inc.

hzyangyy@corp.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Announces Confidential Submission of Draft Registration Statement by NetEase Media

Beijing — October 3, 2016 — NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced that NetEase Media, Inc. (“NetEase Media”), a Cayman Islands company which is currently wholly owned by the Company and operates the Company’s internet media business, submitted a draft registration statement on Form F-1 on a confidential basis to the U.S. Securities and Exchange Commission (“SEC”) for a possible initial public offering (the “Proposed IPO”).

The number of shares proposed to be offered and sold and the dollar amount proposed to be raised in the Proposed IPO have not yet been determined. The Proposed IPO is expected to commence after the SEC completes its review process, subject to market and other conditions. However, there can be no assurances as to the timing or completion of the Proposed IPO.

This press release is being made pursuant to and in accordance with Rule 135 under the U.S. Securities Act of 1933, as amended, and does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, advertising services, e-mail services and e-commerce platforms. In partnership with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks and uncertainties such as, among other things, the possibility that the Proposed IPO will not be completed within a particular time frame or at a particular offering amount, or at all, including as a result of regulatory, market or other factors.  NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

*      *      *